UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. Management Information Circular pertaining to the Extraordinary General Meeting to be held at 2:pm PST on January 20th 2004..

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: December 22, 2003	By: /s/ David M. Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

1618 Station Street

Vancouver, British Columbia V6A 1B6

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of the members (“shareholders”) of Angiotech Pharmaceuticals, Inc. (the “Company”) will be held at 2:00 P.M., Pacific Time, on January 20, 2004 at the Sheraton Wall Centre, 1088 Burrard Street, Vancouver, British Columbia, for the following purposes:

1.

To pass a special resolution to authorize the Company to subdivide each Common share of the Company on a two (2) for one (1) basis.

2.

To approve the adoption of a new 2004 Stock Option Plan

3.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.  The proposed resolution regarding the subdivision of Common shares is a special resolution, which requires approval by a three-quarters of the votes cast by those members of the Company who, being entitled to do so, vote in person or by proxy at the meeting.  The proposed resolution regarding the 2004 Stock Option Plan is an ordinary resolution, which requires approval by a simple majority of the votes cast by those members of the Company who, being entitled to do so, vote in person or by proxy at the meeting.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 17th day of December, 2003.

BY ORDER OF THE BOARD

David M. Hall
Chief Financial Officer and Corporate Secretary

  December 18, 2003

To our Shareholders:

This has been a productive year at Angiotech as we evolved beyond our research and development roots to a more integrated business which now includes commercial revenues and new products moving into the clinic.  In 2003, Angiotech recognized, for the first time, royalty income earned from sales of our paclitaxel-coronary stent technology.

Our clinical group launched several new clinical trials, introducing innovative candidates to the pipeline and building a foundation for long term sustainable growth for our shareholders. The business development team successfully closed two important acquisitions; Cohesion Technologies, Inc. and STS Biopolymers, Inc., adding new dimensions to our internal biomaterial expertise and state of the art coating technologies.

The era of drug-coated medical devices is here and Angiotech remains the dedicated leader in this new industry.

Drug-Coated Medical Devices

2003 was a land mark year, starting with the approval of the TAXUS™ paclitaxel-coated stent system in Europe by our corporate partner, Boston Scientific Corp.  In September, the much awaited US pivotal data was released, demonstrating 97% effectiveness which in turn was quickly followed by a unanimous recommendation for approval by an FDA expert panel.  Patients in the United States may soon have access to a product that has shown promising benefits in even the most difficult to treat patient, the diabetic. Our stent technology has captured a dominant market share almost everywhere it has been launched.

In September, we commenced enrollment in our paclitaxel-loaded surgical vascular wrap program, treating patients with peripheral vessel disease.  This proprietary product now introduces to the vascular surgeon the same paclitaxel technology that is being exploited by the cardiologist today.

Biomaterials Clinical Programs

We received US, European and Canadian regulatory approval for a new premix configuration of CoSeal®, our fully synthetic vascular sealant.  The new premixed CoSeal® affords more flexibility to surgeons, is simpler to use, can be stored at room temperature, and has a two hour lifespan once activated.  In addition, two pivotal studies were initiated this year in Europe by our subsidiary, Cohesion Technologies, Inc.  In February, we commenced a pivotal study with CoSeal® to establish its safety and effectiveness as a pulmonary sealant.  The study is progressing well with enrollment 50% complete.  The second pivotal study, which began this summer, involves Adhibit™, an anti-adhesion barrier applied at the time of surgery to prevent painful internal scar formation in women undergoing uterine fibroid removal. In Canada, a feasibility study evaluating Adhibit™ for the prevention of painful adhesions following surgery for endometriosis commenced in October and will be followed by a U.S. study in the first half of 2004.

Our efforts to maximize value from CoSeal® and Adhibit™ also included the establishment of a licensing and manufacturing agreement with Baxter Healthcare Corporation, a company with a global marketing and sales force.

Systemic Programs

In the systemic pharmaceutical program, we completed enrollment of our PAXCEED® phase II trial in rheumatoid arthritis and announced positive results of our phase I study of PAXCEED® in severe psoriasis. The intention is to seek a strategic partnership with a pharmaceutical company after completion of the phase II rheumatoid arthritis trial.

Coatings for Medical Devices

On December 4, 2003, we completed our acquisition of STS Biopolymers, a twelve year old privately owned company specializing in the development and manufacturing of state of the art biocompatible coatings for medical devices.  The Company gains in house expertise which enables us to introduce next generation drug loaded devices. STS coatings are presently in commercial use on a range of medical devices including vascular, neurointerventional catheters, dilators, cannulae, gastroenteral feeding tubes, urinary catheters, blood filters, infusion catheters, and guidewires.

Well Capitalized and Well Governed

Our financial team completed a US$250 million equity offering this fall, giving us opportunities to advance products much farther down the regulatory pathway than we have could have achieved in the past.  Approval of the TAXUS™ paclitaxel-coated stent system in the US, expected by our corporate partner in the first quarter of 2004, will significantly boost our cash flow and generate profits towards the end of 2004.  A strong balance sheet also enables us to continue to pursue strategic acquisitions that build on our foundation of local drug delivery using devices and biomaterials.  Our shareholders, and our senior management team, have been the beneficiaries of an active, skilled, and independent Board of Directors which provide an appropriate level of oversight in the conduct of our business during our period of dynamic growth.

Business of the Special Shareholders Meeting

We have called a special shareholders meeting on January 20, 2004 to vote for a proposed 2 for 1 stock split and a new stock option plan.  The stock split will be our second in 11 months and represents not only the Company’s positive performance, but the Board of Directors’ commitment to encouraging as wide an audience of potential investors as possible.

In addition, the Company will be seeking the adoption of a new Stock Option Plan.  Before presenting this plan to our shareholders, we retained the services of Mellon Human Resources and Investor Solutions as well as an independent corporate governance research firm that provides analysis of corporate proxy circulars, corporate governance issues facing shareholders and other related services for institutional investors.  We structured our proposal to meet the stringent requirements that reflect current standards of governance.

Presently, the Company has more than half of its 150 employees based in the United States. Moreover, the Company’s future growth in terms of facilities and employees will be largely in the US.  As such, the Company’s ability to attract and retain qualified, high performing employees will mostly depend on the competitiveness of the Company’s compensation program when compared to the Company’s US peers and not Canadian based life-science companies.  In the US, where 95% of Life Science companies have stock option plans, stock options are a critical component of compensation.  The Company does not currently have enough options available to enable the Company to make sufficient stock option grants to new employees and in particular to employees from our newly acquired US companies.

At our special meeting in January, the Company is proposing to set aside approximately 2.7% of its shares in a new stock option plan.  Including existing outstanding options, this could lead to a maximum possible dilution of 12.5%, down 7.5% from the dilution level of 2001 and still significantly below the 50th percentile of the Company’s US peers.  It should be noted that of the Company’s present 9.9% dilution, all of the options are in the money and 6.2% are entirely vested.  The Company’s employee option holders continue to indicate a strong belief in the enterprise they are creating.

We have a long history of respecting our shareholders’ equity and historically have been conservative with stock option usage.  The return on investment of Angiotech’s equity strategy is evident by our superior historical financial performance. When compared to the five-year stock appreciation of all 211 stocks listed on the S&P/TSX Composite Index, Angiotech’s stock performance ranks 7th overall with a return of 1065% as of December 18, 2003.  Year to date, our stock has appreciated on the Toronto Stock Exchange by 133%.  This past quarter, we were included in the NASDAQ Biotech Index and the Morgan Stanley Capital International (MSCI) Standard Index Series.  Of the 129 stocks listed in the NASDAQ Biotech Index, Angiotech has consistently been a top 20 performer when measured by year-to-date, 1-year and 3-year stock performance after less than 4-years of trading on the NASDAQ exchange.  Based on our 5-year performance on the TSX, we rank second among the NASDAQ Biotech Index companies.

I have never been more proud of our accomplishments and more confident about our future.  Thank you for your continued support.

William L. Hunter, MD MSc

President and Chief Executive Officer

Information Circular - Non Small Business Issuer

ANGIOTECH PHARMACEUTICALS, INC.

1618 Station Street

Vancouver, British Columbia V6A 1B6

INFORMATION CIRCULAR

(As at December 17, 2003, except as indicated)

An extraordinary general meeting of Angiotech Pharmaceuticals, Inc. (the “Company”) will be held at 2:00 P.M., Pacific Time, on January 20, 2004 in the Sheraton Wall Centre, 1088 Burrard Street, Vancouver, British Columbia, together with any adjournment of that meeting (the “Meeting”).  Any member of the Company (a “Shareholder”) holding Common shares of the Company as at December 17, 2003 will be entitled to vote at the Meeting.

This information circular contains two principal sections.  The first section sets out a detailed description of the two matters Shareholders are being asked to consider and vote upon at the Meeting: a proposed stock split and a new stock option plan.  The second section provides items required by law to be disclosed in any information circular for a meeting of Shareholders.  Those sections are set out in Part I and Part II below.

PART I-PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

A.

SUBDIVISION OF COMMON SHARES

The Board of Directors of the Company has recommended a proposed subdivision (the “Stock Split”) of the issued Common shares of the Company to increase the total number of Common shares held by the Shareholders. The Stock Split will result in each shareholder of the Company receiving one additional Common share of the Company for each existing Common share they held as of a date determined by regulators, which shall be approximately two weeks after the Meeting (the “Stock Split Record Date”).

The Board of Directors believes that the Stock Split is in the best interests of the Company and the Shareholders for each of the following reasons:

•

the resulting reduction in the trading price per Common share will make it less expensive for non-institutional Shareholders to purchase a board lot of the Company’s Common shares, resulting in a broader range of share ownership for the Company; and

•

the increase in the number of Common shares outstanding will result in greater liquidity for existing Shareholders.

In order to be effective, the Shareholders of the Company must approve the Stock Split by special resolution.  If approved, the subdivision of the Common shares will be completed by the “push out” method. Accordingly, Shareholders of record on the Stock Split Record Date will retain the Common shares they currently hold and will be provided with certificates representing an equal number of additional Common shares.

Corporate legislation requires that the authorized share capital be increased by the increased number of shares issued pursuant to a subdivision.  Given that the existing authorized share capital is sufficient to permit the subdivision, the Company recommends that any increase of authorized share capital required by corporate law be immediately reduced by an equal amount.  That reduction is reflected in the resolution set out below.

The proposed special resolution will be presented to Shareholders at the Meeting in substantially the form set forth below. The special resolution will be adopted as a special resolution of the Company only if it receives the affirmative vote of not less than three-quarters of the votes cast by Shareholders either in person or proxy at the Meeting.

Recommendation of Subdivision by the Board of Directors

The Board of Directors recommends a vote FOR the following special resolution:

“BE IT RESOLVED as a special resolution that:

1.

The Company authorize the subdivision of its unissued and issued Common Shares on a two (2) for one (1) basis and the resulting increase of its authorized number of Common Shares by 200,000,000 to 400,000,000;

2.

The Company authorize the cancellation of unissued Common Shares so that the number of authorized Common Shares of the Company shall be 200,000,000;

3.

The Company adopt the form of Amended Memorandum of the Company in the form set out as Schedule “A”; and

4.

any one director or officer of the Company be and is hereby authorized and directed to execute and file the necessary Amended Memorandum and all such other documents and to do such other things as they deem necessary or desirable for the implementation of this special resolution, provided that the directors may, in their sole discretion, revoke this special resolution before the subdivision of the Common Shares is effected without further approval of the shareholders.”

B.

ADOPTION OF A NEW STOCK OPTION PLAN

The Board of Directors has proposed that the Company adopt a new 2004 stock option plan (the “New Plan”), which incorporates the Company’s enhanced corporate governance principles.  These proposed changes are, in the opinion of the independent directors and management, positive for Shareholders of the Company.  Set out below is a discussion of the major corporate governance changes to be included in the New Plan as well as the major differences between the New Plan and the Company’s current stock option plan that was adopted at an annual general meeting of Shareholders held on March 5, 2001 (the “Current Plan”).  In addition, information pertaining to the Company's past use of stock options and comparisons with industry peers has been provided below in order to inform Shareholders about the Current Plan and the Board of Directors proposals.

The Company is recommending terminating the use of the Current Plan and adopting the New Plan in order to achieve the following corporate governance goals:

•

reduce the length of an option’s term from 10 years to 5 years to encourage option holders to accelerate shareholder value,

•

permit option holders who take early retirement, resign voluntarily or are terminated for cause to maintain a 30 day exercise period if stock trading is forbidden by the Company under its stock trading policy due to confidential information known to the option holder during that exercise period,

•

provide non-discretionary options for independent directors to ensure good corporate governance practices, and

•

reduce the percentage of Common shares subject to the New Plan to 15% of the existing issued Common shares of the Company, from the 20% of the Common shares issued at the time the Current Plan was adopted.  While the number of Common shares to be subject to the New Plan is less than the number originally reserved under the Current Plan, because of stock options that have expired or been exercised under the Current Plan, additional stock options will be available to the Company.

Other than those changes described above, the terms of the New Plan terms will be substantially the same as the Current Plan.

Comparison of the Current Plan and the New Plan

The nature of the Current Plan and the number of Common shares that may be issuable under the Current Plan have been subject to the standards and practices and the written approval of the Toronto Stock Exchange (the “TSX”).

Both the Current Plan and the New Plan both are designed to assist the Company in attracting, retaining and motivating directors, officers and employees of the Company and will be administered by the Board of Directors in accordance with the rules and policies of the TSX and NASDAQ. Under the Current Plan, options may be granted to directors, officers, employees and other services providers (including those providing ongoing management or consulting services to the Company) to the Company (the “Service Providers”). Under the New Plan, this will not be changed.

The Current Plan provides for the issuance of non-transferable options to purchase up to 6,152,322 Common shares to Service Providers of which 3,861,082 are outstanding as of December 17, 2003. The New Plan provides for the issuance of non-transferable options to purchase up to 4,980,135 Common shares to Service Providers, which would include the 3,861,082 that are already outstanding.  If the New Plan is adopted, all of the Common shares at present reserved for issuance under the Current Plan will be incorporated into the New Plan, so that no “double-counting” will occur.  The 6,152,322 Common shares issuable under the Current Plan represented (on a post-March, 2003 share split basis) that number of shares equal to 20% of the issued and outstanding share capital of the Company in March, 2001.  Under the New Plan, that number of Common shares issuable represents less than 12% of the issued and outstanding shares of the Company as of December 17, 2003.  As a result, Shareholders are being asked to approve the TSX listing of an additional 1,119,053 Common shares under the New Plan.

Under both the Current Plan and New Plan, the maximum number of shares issuable to any one optionee cannot exceed 5% of the total number of issued and outstanding shares of the Company on a non-diluted basis. In addition, the number of shares which may be reserved for issue pursuant to options granted to insiders of the Company cannot exceed 20% of the total number of issued and outstanding Common shares of the Company on a non-diluted basis.

Under both the Current Plan and the New Plan, the purchase price of Common shares under each option will be fixed by the Board of Directors and will not be less than the closing price of the Common shares on the TSX for the last day Common shares were traded prior to the date the option was granted.  As such, each option is granted at the market price of the underlying Common shares.

Under the Current Plan, each option will expire on the earlier of:

(a)

the expiration date as determined by the Board of Directors, which date shall not be more than ten years from the date it is granted;

(b)

365 days after the optionee dies, retires in accordance with the Company's retirement policy or is permanently disabled;

(c)

30 days after the optionee receives a notice confirming that the optionee no longer qualifies to receive an option, if as a result of early retirement, voluntary resignation or termination other than for cause; and

(d)

immediately upon the optionee receives a notice confirming that the optionee no longer qualifies to receive an option, if as a result of termination for cause.

Under the New Plan, the board of Directors proposes that the expiration date for stock options be reduced from ten (10) years to five (5) years. Stock options granted under the Current Plan prior to the date the New Plan is adopted will continue to have an expiration date of ten (10) years. In addition, management is proposing that in the case of early retirement, voluntary resignation or termination other than for cause, the 30 day period be in addition to any blackout period applicable under the Company’s stock trading policy that may begin prior to or during that 30 day period. A blackout period is an interval of time in which employees may not trade in securities of the Company because they may be in possession of insider information. A good example of this is the period of time between entering negotiations for a transaction and the actual conclusion of a final agreement on that transaction. If an Optionee were to retire, resign or be terminated other than for cause during a blackout period, or a blackout period occurred during their 30 day exercise window, that individual would be unable to exercise their options. All other expiration provisions will remain the same under the New Plan.

The options granted under the Current Plan and the New Plan may vest over time as determined by the Board of Directors of the Company.  If a change of control of the Company occurs, the vesting provisions may, in certain circumstances, be deemed to have been satisfied and the options deemed to have been vested.

The number of options granted under the Current Plan and New Plan may adjust if any share reorganization, special distribution or corporate reorganization occurs, subject to the approval of the TSX and any other governmental authority having jurisdiction.

Under both the Current Plan and the New Plan, the Board of Directors of the Company is entitled to suspend, terminate or discontinue the Current Plan or the New Plan, or amend or revise the terms of the Current Plan or the New Plan, subject to the approval, in certain circumstances, of the TSX and the Shareholders of the Company.

Under both the Current Plan and the New Plan, the Company will not lend any money or provide any financial assistance to Service Providers.

Benefits of the New Stock Option Plan

Management is of the view that the provisions of the New Plan that are changes from the Current Plan are of benefit to the Company and the Shareholders for the following reasons:

Change of Expiration Date of Options

Under the New Plan, the maximum expiration date for stock options will be reduced from the current ten (10) years to five (5) years. Now that the Company has entered its second decade, much of the long process of establishing the value of the Company has been completed and option holders do not need the assurance of a 10 year option term for realizing the value of their efforts to increase share value.  The Company believes that reducing the number of years an option may remain outstanding will provide even greater incentive to option holders to maximize share price within the 5 year term of the options. Existing options which exist prior to the New Plan will continue, because of the terms of the Current Plan, to have a ten (10) year term.

Allowance for Blackout Period for Exercise of Options

Under the New Plan, management is proposing that the 30 day exercise window be in addition to any blackout period that may occur immediately before or during the 30 day period following an Optionee’s early retirement, voluntary resignation or termination other than for cause. The Company believes that this change is of benefit to the Company and to Shareholders since individuals who are retiring or resigning will not delay their departure unnecessarily merely awaiting a non-blackout period in which to do so. In addition, the Company will not be forced to delay a termination other than for cause unnecessarily so that an Optionee will not be prejudiced in their ability to exercise their options.

Outside Directors and Non-Discretionary Options

The New Plan will provide for the non-discretionary allocation from the Common shares reserved under the New Plan of 10,000 options to the Company’s independent directors upon first election or appointment and to such directors on a semi-annual basis thereafter occurring at the time of the annual general meeting and December 1 each year. The Company believes that non-discretionary grants of options to independent directors are of benefit to the Company and the Shareholders because:

•

independent directors will not have to rely on management for the grant of discretionary options;

•

a number of major Canadian companies have in place similar provisions regarding non-discretionary grants of options to outside directors;

•

Fairvest Securities Corporation, an independent review organization that reviews compensation plans for institutional investor clients has indicated that it favours non-discretionary grants to avoid issues of “self-dealing”; and

all other terms and conditions governing the non-discretionary grant of options will be the same as for all other stock option grants.

Corporate Goal of the New Stock Option Plan

Enable the Company to Remain Competitive in the North American Labour Market

While the Company competes with both Canadian and U.S. based companies for directors and employees, management expects that the majority of the Company’s future employment growth will be in, and from, the U.S. market. Consequently, the Company’s ability to attract and retain qualified, high-performing employees will largely depend on the competitiveness of the Company’s compensation programs when compared to the Company’s U.S. peers. Within the U.S. market, stock options are a critical compensation tool that is very widespread in the Life Sciences sector. Based on a study conducted by Mellon Human Resources & Investor Solutions, 95% of similarly situated Life Sciences organizations have a program to grant stock options to newly-hired individuals; approximately 80% of those companies also provide retention stock option grants to current employees on an annual basis as a customary business practice.

The Company does not currently have enough shares available for issuance under the Current Plan to enable the Company to make sufficient stock option grants to its new or existing employees and as a result may lack the ability to attract and retain high-caliber employees, most of whom view equity incentives as a critical component of their compensation.  The Company believes that stock-based compensation encourages and rewards employee performance and helps align employee interests with those of the Shareholders. If the New Plan is approved, the Company would grant stock options to new employees and on an annual supplemental basis to existing employees who are considered high-performing/high-potential individuals who will increase shareholder value.

Company's Historical Use of Stock Options

Historical Option Run Rate

According to the Mellon Human Resources & Investor Solutions study referenced above, the Company has historically been conservative with its use of equity compensation when compared to its U.S.-based business and labour competitors. The Company’s average 5-year annual option run-rate, or “gross burn” as it is often called (options granted as a percent of total Common shares outstanding) is 4.3%, below the 50th percentile of the Company’s U.S. peers at 4.7%.

The conservative nature of the Company's past equity use is also apparent from an examination of the Company’s cumulative potential dilution. The Company’s stock option overhang, defined as total options outstanding plus options available for grant as a percent of total Common shares outstanding, is 9.9% as of December 11, 2003. This is significantly less then the 50th percentile level of 22.0% for the Company’s U.S. peers. Furthermore, if the additional shares requested are approved, the Company’s stock option overhang will increase to 15%, which is still significantly below the 50th percentile of the Company’s U.S. peers.  The Company’s relatively low overhang is particularly noteworthy, given that it is being exacerbated by a majority of the Company’s employees who have not exercised their long since vested, “in-the-money” options, indicating a belief in the future growth of the Company. If these options were to be exercised, the Company’s current stock option overhang would be only 3.7%, increasing to 8.8% with the additional shares.  The Company believes that this historical vested option overhang is a clear demonstration that employees believe strongly in the future of the Company and that incentive stock options have been successful in linking employee's interests to those of the Shareholders.

The ROI of the Company’s Equity’s Strategy is Evident in the Company’s Superior Historic Financial Performance

Management believes that the Company’s use of equity compensation has played a significant role in attracting the necessary talent and motivating individuals to achieve financial performance that has been in the top quartile of the broad market for each of the last five years. When compared to its specific business/labour competitors, the Company’s historic five-year compound annual stock price appreciation (calculated from December 10, 1998 to December 10, 2003) of 73.4% is significantly higher than the 75th percentile level of the Company’s peer companies in the U.S. with five-year compound annual stock price appreciation of 21.8%.

Similarly, the Company's superior financial performance is also evident when the Company’s 5-year market capitalization per employee is compared against the Company’s U.S. peers. The Company’s 5-year average market capitalization per employee, over the same timeframe as above, is C$14.8 million per employee, which is significantly ahead of the 75th percentile of the Company’s U.S. peer group at C$8.2 million per employee.

Recommendation for New Plan by the Board of Directors

The Board of Directors recommends a vote FOR the adoption of the New Plan. Consequently, in order to approve the New Plan, disinterested Shareholders of the Company (all Shareholders excluding directors, officers, employees and other insiders and associates of insiders) will be asked to vote FOR the ordinary resolution in the following terms:

“RESOLVED, that the “2004 Stock Option Plan”, the form of which has been made available to the Company’s Shareholders, including 4,980,135 shares being subject to the 2004 Stock Option Plan, be adopted and approved by the Company, and that all grants of stock options by the Company occurring after the receipt of such regulatory approval be pursuant to the “2004 Stock Option Plan”.”

To the best of the knowledge of the Company, 547,688 shares beneficially owned by insiders and their associates will not be counted in the vote.

For full particulars, please refer to the text of the proposed New Plan, a copy of which is available from the Director, Investor Relations who can be reached by telephone at (604)221-6933, by telecopier at (604) 221-2330 and by email at info@angio.com.

C.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice for the Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

PART II-STATUTORY INFORMATION REQUIRED FOR ALL SHAREHOLDER MEETINGS

SOLICITATION OF PROXY

This information circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  As well, the Company may retain proxy solicitation firms to encourage greater Shareholder participation.  The cost of solicitation, which is not determinable at present, but in any event not material to the Company, will be borne by the Company.

VOTING OF PROXY

The persons named as proxyholders in the enclosed form of proxy are officers of the Company.

A Shareholder has the right to appoint a person other than the persons designated in the accompanying form of proxy (and who need not be a Shareholder) to attend and act for him or her and on his or her behalf at the Meeting.  To exercise this right, the Shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other names, or may submit another proxy.

The shares represented by proxies in favour of management will be voted on any ballot (subject to any restrictions they may contain) in favour of the matters described in the proxy.  Where no instruction is specified by a Shareholder on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Shareholder had specified an affirmative vote.

REVOCABILITY OF PROXY

Any Shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Company, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting prior to the commencement of the Meeting.  The registered office of the Company is Irwin, White & Jennings, Suite 2620, 1055 West Georgia Street, Vancouver, British Columbia  V6E 3R5.

NOTICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their Common shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their Common shares as registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered members. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If Common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common shares will not be registered in such Shareholder’s name on the records of the Company. Such Common shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the Common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Members’ meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common shares are voted at the Meeting. Often the form of proxy is supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Should a non-registered Shareholder receive such a form wish to vote at the Meeting, the non-registered Shareholder should strike out the names of the Management Proxyholders name in the form and insert the non-registered Shareholder’s name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC.  IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the Common shares voted. All references to Shareholders in this information circular and the accompanying form of proxy and notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists at present of 250,000,000 shares without par value divided into 200,000,000 Common shares and 50,000,000 Class I Preference shares.

As of December 17, 2003, there were 41,587,261 Common shares issued and outstanding.  No Class I Preference Shares and no other Common shares of the Company are issued and outstanding.  As at December 17, 2003, the directors and officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, 546,724 Common shares, representing 1.3% of all issued and outstanding Common shares of the Company.

A proposed resolution set out in this Information Circular, if approved by Shareholders, would result in a subdivision of all issued and outstanding shares as of the Meeting.  See “Particulars of Other Matters to be Acted Upon”.

Holders of Common shares as at December 17, 2003 are entitled to receive notice of any meeting of Shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote.  Each Common share entitles its holder to one vote.  Subject to the rights of the holders of Preference shares, the holders of Common shares are entitled to receive on a pro-rata basis such dividends as the Board of Directors of the Company may declare out of funds legally available therefor.  In the event of the dissolution, liquidation, winding-up or other distribution of the assets of the Company, such holders are entitled to receive (on a pro-rata basis) all of the assets of the Company remaining after payment of all of the Company’s liabilities, subject to the rights of holders of Preference shares.  The Common shares carry no pre-emptive or conversion rights.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to any class of shares of the Company, other than the Fidelity Investments group of companies, which reported to the Company that they cumulatively hold 4,385,060 Common shares of the Company, representing 10.54% of the voting rights attached to any class of shares of the Company .

EXECUTIVE COMPENSATION

A statement of executive compensation effective at September 30, 2002 is attached as Schedule “B”.  All of this information in a substantively similar form was previously provided to Shareholders in the information circular relating to the March 3, 2003 annual general meeting.

DATED this 17th day of December, 2003.

BY ORDER OF THE BOARD

David M. Hall
Chief Financial Officer and Corporate Secretary

SCHEDULE “A”

COMPANY ACT

MEMORANDUM OF ANGIOTECH PHARAMCEUTICALS, INC.

(as altered by Special Resolution dated January 20, 2004)

1.

The name of the Company is Angiotech Pharmaceuticals, Inc.

2.

The authorized capital of the Company consists of 250,000,000 shares without par value, divided into 200,000,000 Common shares and 50,000,000 Class I Preference shares.

SCHEDULE “B”

EXECUTIVE COMPENSATION

Under applicable securities legislation, the Company is required to include the following information in each information circular sent to its Shareholders, effective at the end of the last financial year, being September 30, 2002.  All of this information in a substantively similar form was previously provided to Shareholders in the information circular relating to the March 3, 2003 annual general meeting.

The following table presented in accordance with Canadian securities legislation (“the Rules”) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at September 30, 2002 and the other four most highly compensated executive officers of the Company as at September 30, 2002 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers”).

Summary Compensation Table

Summary Compensation Table for 2002, 2001and 2000  Financial Years

(all share and option amounts and values are recorded prior to the March 2003 2 for 1 stock split)

		Annual Compensation			Long-Term Compensation
					Awards	Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Copmensation (6)
William L. Hunter, MD President, Chief Executive Officer and Director	2002 2001 2000	$644,232 $557,164 $365,625	$184,616 $200,000 $110,000	Nil Nil Nil	100,000 150,000 150,000	Nil Nil Nil	Nil Nil Nil	$77,682 $56,741 Nil
Donald E. Longenecker, PhD (5) Director	2002(1) (4) 2001(1) 2000	$657,438 $584,500 $395,000	$187,200 $200,000 $110,000	Nil Nil Nil	80,000 120,000 120,000	Nil Nil Nil	Nil Nil Nil	$912,327 $28,858 $48,653
David McMasters, ESQ Vice President, Intellectual Property & General Counsel	2002(1) 2001(1) (2)	$539,717 $406,264	$126,750 Nil	Nil Nil	30,000 175,000	Nil Nil	Nil Nil	Nil Nil
Jeanne Bertonis, MBA Vice President, Corporate Development	2002(1) 2001(1) 2000(3)	$308,224 $234,610 $80,352	$43,338 $39,263 Nil	Nil Nil Nil	20,000 17,500 150,000	Nil Nil Nil	Nil Nil Nil	$6,060 Nil Nil
David E. Hartnett, MSc, MBA (6)	2002(1) (5) 2001(1) 2000	$232,360 $243,855 $208,125	$49,920 $54,375 $36,000	Nil Nil Nil	30,000 30,000 25,000	Nil Nil Nil	Nil Nil Nil	$16,553 $1,297 $6,015

Notes:

(1)

These amounts were paid in U.S. dollars and, for the purposes of this table, converted to Canadian dollars using the exchanges rates of 1.57 for 2002, 1.579 for 2001 and 1.49 for 2000.

(2)

Mr. McMasters commenced employment with the Company in December, 2000.  Therefore, 2001 represents compensation for 10 months.

(3)

Ms. Bertonis commenced employment with the Company in May 2000.  Therefore, 2000 represents compensation of 5 months.

(4)

Mr. Longenecker retired as President on September 30, 2002.  However, he continues as a part time consultant until September 30, 2003.

(5)

Mr. Hartnett retired on June 30, 2002.  However, he continues as a part time consultant until June 30, 2003.

(6)

These amounts represent premiums on term life insurance, relocation costs, automobile lease, executive tax services, and family travel.  In addition, the 2002 amount for Dr. Longenecker includes a retirement allowance of $866,550 as per an employment agreement.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP of cash or non-cash compensation that is intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities).  No LTIP awards were paid or distributed to the Named Executive Officers during the most recently completed financial year, other than the options set out below.

Option/Stock Appreciation Rights (“SAR”) Grants During the
Most Recently Completed Financial Year

The following table (presented in accordance with the Rules) sets forth stock options granted under the Company’s current stock option plan (the “Current Plan”) or otherwise during the most recently completed financial year to each of the Named Executive Officers.  See disclosure regarding the Current Plan under “Executive Compensation - Report on Executive Compensation - Stock Options”.

Name	Securities Under Options/SAR’s Granted (#)	% of Total Options/SAR’s Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR’s on Date of Grant ($/Security)	Expiration Date
William L. Hunter	100,000	16.2%	$85.55	$85.55	December 6, 2011
Donald E. Longenecker	80,000	13.0%	$85.55	$85.55	December 6, 2011
David McMasters	30,000	4.9%	$85.55	$85.55	December 6, 2011
Jeanne Bertonis	20,000	3.2%	$85.55	$85.55	December 6, 2011
David E. Hartnett	30,000	4.9%	$85.55	$85.55	December 6, 2011

Note: All share and option amounts and values recorded in this table are prior to the March 2003 2 for 1 stock split.

Aggregated Options/SAR Exercises During the Most Recently completed Financial Year and Financial Year-End Option/SAR Values

The following table (presented in accordance with the Rules) sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers and the financial year-end value of unexercised in-the-money options on an aggregated basis.

Name	Securities Acquired On Exercise (#)(1)	Aggregate Value Realized ($)	Unexercised Options/SAR’s at Fiscal Year-End (#) Exercisable/ Unexercisable (1)	Value of Unexercised In-the-Money Options/SAR’s at Fiscal Year-End ($) Exercisable/ Unexercisable (1)(2)
William L. Hunter	0 Common Shares	Nil	356,266 / 219,791	11,594,897 / 1,638,467
Donald E. Longenecker	50,000 Common Shares	3,040,000	194,792 / 175,208	4,494,094 / 1,279,006
David McMasters	0 Common Shares	Nil	90,104 / 114,896	Nil / Nil
Jeanne Bertonis	0 Common Shares	Nil	99,323 / 88,177	1,527,618 / 1,107,082
David E. Hartnett	20,500 Common Shares	1,272,410	37,926 / 17,374	913,324 / 309,393

Notes:

(1)

All share and option amounts and values recorded in this table are prior to the March 2003 2 for 1 stock split.

(2)

As at September 30, 2002, the closing price of the Company’s Common shares on the Toronto Stock Exchange was $62.99.

Shareholder Rights Plan

On March 5, 2002 the Shareholders agreed to re-adopt the Shareholder Rights Plan (“the Plan”) previously adopted by the Company on March 16, 1999 (subject to amending all references of February 10, 1999 to March 5, 2002), on the terms of the Rights Agreement dated as of February 10, 1999 between the Company and a trust company designated as Rights Agent.

A holder of the right is entitled to acquire, under certain conditions, Common shares of the Company at a 50% discount to the market upon a person or group of persons (the “Acquirors”) acquiring 20% or more of the Common shares of the Company.  All Shareholders, other than the Acquirors, hold the right to acquire the Common shares at a discount. The rights are not exercisable in the event of a Permitted Bid as defined in the Plan.  The Plan is valid until the first Shareholders meeting held after March 5, 2005.

The Rights Plan is designed to encourage the fair treatment of Shareholders in connection with any take-over offer for the Company.  The Rights Plan will provide the Board of Directors and the Shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the Board of Directors to pursue, if appropriate, other alternatives to maximize Shareholder value and to allow additional time for competing bids to emerge.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Compensation Committee of the Board of Directors (the “Compensation Committee”) reviews each employment agreement with its Named Executive Officers as required or deemed necessary.  The Compensation Committee has completed its annual review of its Named Executive Officers’ compensation.  Base salary increases ranging between 5.0% and 10.0% were awarded to the Named Executive Officers, excluding the Officers who retired during the year.  In addition, bonuses totaling $557,575 were granted to the Named Executives Officers which were paid in October and December 2002 and January 2003.  The Named Executives were also granted 160,000 stock options at an exercise price of $53.87 per Common share in December 2002 pursuant to the Company’s existing Current Plan.  All agreements with the Named Executive Officers provide that, in the event of a change of control of the Company, all awards, stock options and cash bonuses granted will fully vest and, in the event of termination of employment within twelve months of a change of control of the Company, such executive officers will receive a severance payment equal to twelve or twenty-four months’salary.

Compensation Committee

The Compensation Committee consists of three members - David Howard (Chairperson), Kenneth Galbraith and John McDermott.  All of the members of the Compensation Committee are independent of management (See “Executive Officers and Directors” for a description of the relationship each member has to the Company).  None of the members of the Compensation Committee has any indebtedness to the Company or any of its subsidiaries, nor have they any material interest, or any associates or affiliates which have any material interest, direct or indirect, in any actual or proposed transaction in the last financial year which has materially affected or would materially affect the Company.

Report on Executive Compensation

The compensation of the Company’s executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee.  The Compensation Committee met once formally and had several other discussions during the last financial year.  The Company’s executive compensation program consists of a base salary, the opportunity to earn an annual bonus and a longer term component consisting of stock options.

The Compensation Committee sets out to provide a compensation package that is competitive, will attract and retain qualified executives and will encourage performance by executives to enhance the growth and profitability of the Company.  The Compensation Committee adopts the use of varied compensation plans to optimize the role of the executive compensation program in providing incentives for the achievement of balancing the Company’s short and long term objectives.

The Compensation Committee positions its executive compensation (including salaries and bonus awards) at or above the median of the range of compensation levels for comparative companies.  The comparative companies are North American biotechnology and pharmaceutical companies at a similar stage of development and market capitalization.

External surveys by experts in executive compensation practices are used to provide competitive compensation data for comparable knowledge, skills and expertise.  Variables such as corporate size, geographical location and market demand for certain skills all have an influence on compensation levels and are analyzed and considered when setting compensation.

The salary structure, including bonuses, reflects competitive practices in the marketplace in which the Company competes to attract and retain qualified executives.

Base Salary

The Compensation Committee approves ranges for base salaries for employees at all levels of the Company based on reviews of market salary data from peer groups, industry and national surveys provided by independent organizations and consultants.  The level of base salary for each employee within a specified range is determined by assessing the level of responsibility and impact on decision-making at the Company. It is also impacted by the education and past experience of the employee. The level of past performance by the employee (determined by reference to corporate and individual objectives set at the beginning of each calendar year), will also affect base salary.

The Chairperson of the Compensation Committee, with the assistance of human resources, prepares recommendations for the Compensation Committee with respect to the base salary to be paid to the Chairperson of the Board of Directors and Chief Executive Officer and to other executive officers. The Compensation Committee’s recommendations for base salaries for the executive officers, including the Chairperson of the Board of Directors and Chief Executive Officer, are then submitted for approval by the Board of Directors of the Company.

Annual Bonus

Annual bonus awards were introduced to provide incentives for and to reward performance and behaviors that lead to the realization of corporate and individual objectives. Performance assessments evaluate corporate and individual objectives and behaviors such as the promotion of teamwork and the development of individuals to maximize their achievements.

Stock Options

Grants of stock options are made to executive officers, employees and directors on the basis of the number of options currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to impact corporate and business performance.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the executive officers, directors and employees of the Company and to closely align the personal interests of such persons to the interests of the Shareholders.

Chief Executive Officer Compensation

The compensation of the Chief Executive Officer (“CEO”) consists of an annual base salary, annual bonus, other compensation and stock options determined in the manner described in the above discussion of compensation for all executive officers and positions the CEO within a range based on the CEO’s experience and/or performance within the Company and the biotechnology and pharmaceutical industry in North America.

Report Submitted by the Compensation Committee

(Signed) David Howard, Chairperson	(Signed) Kenneth Galbraith	(Signed) John McDermott

Compensation of Directors

For 2002, the Company paid each director who is not an employee (“a non-employee director”) a retainer fee of $15,000 per year, payable quarterly.  In addition, the non-employee directors receive $1,000 for each Board of Directors and committee meeting attended in person or by telephone and reimbursements for expenses incurred on behalf of the Company.  Upon initially being elected or appointed to the Board of Directors, and on each subsequent annual re-election to the Board of Directors, each non-employee director is eligible to be granted an option, at the Board of Directors’ discretion, to purchase up to 20,000 Common shares pursuant to the Company’s Current Plan.

For the year ended September 30, 2002, the non-executive directors of the Company were paid $90,500 for their service on the Board of Directors.  Non-executive directors of the Company were issued a total of 90,000 stock options in the year ended September 30, 2002.

Directors and Officers’ Insurance

The Company maintains insurance for its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of US$25 million.  The policy governing such insurance is subject to standard exclusions and limitations.  During the fiscal year ended September 30, 2002, the amount of premiums paid in respect of such insurance was US$203,800.

Key Management Insurance

The Company is the beneficiary under a key management insurance policy of $0.5 million on the life of William L. Hunter. The Company pays the combined current annual premium for this policy of $533.

Comparative Shareholder Return Performance Graph

The following graph compares cumulative total Shareholder return on $100 invested in Common shares of the Company on December 18, 1997 with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX”), assuming the re-investment of dividends.  The Common shares began trading on the TSX on December 18, 1997.

The following numerical values were used to generate the Share Price Performance Graph.

	Dec. 18/97	Sept. 30/98	Sept. 30/99	Sept. 30/00	Sept. 30/01	Sept. 30/02
Company’s Total Return	100.00	90.00	111.50	600.00	680.70	629.90
S&P/TSX	100.00	80.90	103.86	154.91	102.08	92.25